Filed Pursuant to Rule 433
Registration No. 333-252342

Term Sheet
April 6, 2021

Issuer:	Toyota Motor Credit Corporation
Security:	Floating Rate Medium-Term Notes, Series B
Title:	Floating Rate Medium-Term Notes, Series B due April 6, 2023
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: A1 (stable outlook) S&P Global Ratings: A+ (stable outlook) Fitch Ratings: A+ (stable outlook)
CUSIP/ISIN:	89236TJE6 / US89236TJE64
Trade Date:	April 6, 2021
Original Issue Date:	April 9, 2021 (T+3)
Stated Maturity Date:	April 6, 2023
Principal Amount:	$750,000,000
Price to Public:	100.000%
Underwriting Discount:	0.150%
Net Proceeds to Issuer:	99.850% / $748,875,000
Interest Rate Basis:	Compounded SOFR
Spread:	+32 basis points
Minimum Interest Rate:	0.000%
Interest Reset Period:	Quarterly
Initial Interest Rate:	The initial interest rate will be based on Compounded SOFR determined as of July 1, 2021 plus the Spread, accruing from April 9, 2021.
Interest Payment Dates:	Each January 6, April 6, July 6 and October 6, beginning on July 6, 2021 (short first coupon) and ending on the Stated Maturity Date
Interest Reset Dates:	Each Interest Payment Date
Interest Determination Date:	The second U.S. Government Securities Business Day preceding each Interest Reset Date.
Interest Period:	The period from and including an Interest Payment Date (or, in the case of the first Interest Period, the Original Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Stated Maturity Date).
Observation Period:	The period from and including two U.S. Government Securities Business Days preceding an Interest Payment Date to but excluding two U.S. Government Securities Business Days preceding the next Interest Payment Date, provided that the first Observation Period shall be from and including two U.S. Government Securities Business Days preceding the Original Issue Date to but excluding the two U.S. Government Securities Business Days preceding the first Interest Payment Date.
Day Count Convention:	Actual/360
Business Day Convention:	Modified Following, adjusted
Business Days:	New York and U.S. Government Securities Business Day
Calculation Agent:	Deutsche Bank Trust Company Americas
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC MUFG Securities Americas Inc. SG Americas Securities, LLC

Co-Managers:	BBVA Securities Inc. CastleOak Securities, L.P. CIBC World Markets Corp. Loop Capital Markets LLC Stern Brothers & Co. UniCredit Capital Markets LLC
DTC Number:	#2396
Concurrent Offering:	Concurrently with this offering of the notes, the Issuer is also offering by means of separate term sheets: (i) $1,000,000,000 aggregate principal amount of 0.400% Medium-Term Notes, Series B due April 6, 2023 and (ii) $750,000,000 aggregate principal amount of 1.900% Medium-Term Notes, Series B due April 6, 2028 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated January 25, 2021 and the related prospectus dated January 22, 2021; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA LLC toll-free at 1-866-271-7403, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 and SG Americas Securities, LLC toll-free at 1-855-881-2108.

Additional Selling Restrictions

Japan

Each of the Joint Book-Running Managers and Co-Managers has severally agreed that it will not offer or sell any of the notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.